

Lawrence Margolis · 3rd

 **PersonalRX**

Founder/CEO PersonalRX

Harrison, New York, United States · 500+ connections ·

Contact info

Experience



Founder/CEO
PersonalRX
Feb 2011 – Present · 9 yrs 9 mos
Greater New York City Area



CEO
Health Tech Harbor, Inc.
Oct 2017 – Present · 3 yrs 1 mo

CEO
Link Asset Management, LLC
Aug 2010 – Aug 2020 · 10 yrs 1 mo
Greater New York City Area

Director
Financial Profesisonal
May 2010 – Oct 2017 · 7 yrs 6 mos

Associate Director
Bear Stearns
1995 – 2000 · 5 yrs

Interests

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